FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of October 2004

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-         ).

Enclosure:

Schedule 10 notification of major interests in shares, dated 21 October, 2004
Schedule 11 notification of interests of directors and connected persons, dated 25 October, 2004
Increase in directors’ shareholdings, dated 6 October, 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series Limited (“UK ICVC”)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Limited

5. Number of shares / amount of stock acquired

194,694 shares

6. Percentage of issued class

0.18%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

19 October 2004

11. Date company informed

20 October 2004

12. Total holding following this notification

15,095,000 shares

13. Total percentage holding of issued class following this notification

14.10%

14. Any additional information

Notification provided by AMVESCAP as an agent for UK ICVC

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

21 October 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Acambis plc

2)	Name of director Nicolas Higgins

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) As above

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant of options under “The Acambis 1995 Savings-Related Share Options Scheme”

7)	Number of shares/amount of stock acquired N/A

8)	Percentage of issued class N/A

9)	Number of shares/amount of stock disposed N/A

10)	Percentage of issued class N/A

11)	Class of security N/A

12)	Price per share N/A

13)	Date of transaction N/A

14)	Date company informed N/A

15)	Total holding following this notification N/A

16)	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant 19 October 2004

18)	Period during which or date on which exercisable 1 December 2007 – 31 May 2008

19)	Total amount paid (if any) for grant of the option Nil

20)	Description of shares or debentures involved: class, number
4,014 ordinary shares of 10p each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
316p per share

22)	Total number of shares or debentures over which options held following this notification 351,543 ordinary shares of 10p each

23)	Any additional information N/A

24)	Name of contact and telephone number for queries Elizabeth Brown 01223 275300

25)	Name company official responsible for making this notification
Elizabeth Brown

Increase in Directors’ shareholdings

Cambridge, UK – 6 October 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces a number of transactions involving Directors’ shareholdings in Acambis.

On 5 October 2004, Gordon Cameron, Chief Executive Officer, exercised 139,084 nil-cost shares awarded under the Acambis Share Incentive Plan (“LTIP”) and 147,990 share options granted at 125p per share under the Acambis 1999 Share Option Plan. On 6 October 2004, Mr Cameron sold 251,189 shares for 288p each, in part to fund the taxation liabilities arising and the cost of exercising the options. The remaining 35,885 LTIP shares will be held by the Trustees of Acambis Employees’ Trust (“the Trustees”) on his behalf. As a result of these transactions, Mr Cameron’s shareholding in Acambis, including those shares held on his behalf by the Trustees, has increased by 35,885 shares to 278,442 shares, representing approximately 0.26% of Acambis’ issued share capital.

On 5 October 2004, Nicolas Higgins, Chief Business Officer, exercised 116,541 nil-cost shares awarded under the Acambis Share Incentive Plan (“LTIP”) and 124,000 share options granted at 125p per share under the Acambis 1999 Share Option Plan. On 6 October 2004, Mr Higgins sold 210,473 shares for 288p each, in part to fund the taxation liabilities arising and the cost of exercising the options. The remaining 30,068 LTIP shares will be held by the Trustees of Acambis Employees’ Trust (“the Trustees”) on his behalf. As a result of these transactions, Mr Higgins’ shareholding in Acambis, including those shares held on his behalf by the Trustees, has increased by 30,068 shares to 137,946 shares, representing approximately 0.13% of Acambis’ issued share capital.

On 5 October 2004, Dr Thomas Monath, Chief Scientific Officer, exercised options over a total of 147,110 shares at 125p per share. On 6 October 2004, he sold 128,721 of these shares at 288p per share in part to fund the cost of exercising the options and the tax liability thereon. Following these transactions, the shareholding in Acambis held by Dr Monath increased by 18,389 shares to 60,842 shares, representing approximately 0.06% of Acambis’ issued share capital.

On 6 October 2004, Michael Lytton, Non-executive Director, purchased 5,202 ordinary 10p shares at 288p per share. After this transaction, the shareholding in Acambis held by Mr Lytton had increased from 12,820 to 18,022 shares, representing approximately 0.01% of Acambis' issued share capital.

-ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 October, 2004		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications